United States
Securities and Exchange Commission
Washington, D.C. 20549

SEC File Number: 000-32307
CUSIP Number: 020731 10 5

Form 12b-25
Notification of Late Filing

Check One:    [  ] Form 10-KSB   [  ] Form 11-K  [X] Form 10-QSB  [  ] Form N-SAR

For Period Ended: September 30, 2005

[  ]  Transition Report on Form 10-KSB
[  ]  Transition Report on Form 20-K
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:

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Read  instructions (on back page) before  preparing form.  Please print or type. Nothing in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I: Registrant Information

Sea Sun Capital Corporation
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Full Name of Registrant

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Former Name if Applicable

424 Brookmill Road
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Address of Principal Executive Office (Street and Number)

Oakville                    Ontario, Canada                 L6T5K5
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City                                   State                         ZIP Code

PART II: Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[  ]  (a) The reasons  described  in  reasonable  detail in part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, form 20-F, 11K, Fork N-SAR, or portion thereof, will be filed on or before the fifteenth  calendar day following the prescribed due date; or the subject  quarterly  report or  transition  report on the Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)has been attached is applicable.

Part III: Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portions thereof, could not be filed with the prescribed time period. (Attach extra sheets if needed.)

          Financial information not yet completed.

Part IV: Other Information

(1) Name and telephone number of person to contact in regard to this notification

Steven L. Siskind              212                            750-2002
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(Name)                      (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

Yes   X                          No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes                               No    X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  Sea Sun Capital Corporation
(Name of registrant as specified in charter)

has caused this  notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2005                                         By: /s/ Graham Millington
                                                                                       Graham Millington,President